File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(A) AND 61(A) OF THE 1940 ACT

GARRISON CAPITAL INC.,

GARRISON CAPITAL SBIC LP,

GARRISON CAPITAL ADVISERS LLC,

GARRISON CAPITAL SBIC HOLDCO INC.

and

GARRISON CAPITAL SBIC GENERAL PARTNER LLC

1290 Avenue of the Americas, Suite 914
New York, NY 10104
(212) 372-9590

All Communications, Notices and Orders to:

Julian Weldon
Garrison Capital Inc.

1290 Avenue of the Americas, Suite 914
New York, NY 10104
(212) 372-9590

Copies to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

Telephone: (202) 261-3300

Facsimile: (202) 261-3333

June 6, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
)
GARRISON CAPITAL INC.,	)
GARRISON CAPITAL SBIC LP,	)
GARRISON CAPITAL ADVISERS LLC,	)
GARRISON CAPITAL SBIC HOLDCO INC.	)
and	)	APPLICATION FOR AN ORDER PURSUANT TO
GARRISON CAPITAL SBIC GENERAL PARTNER LLC	)	SECTION 6(c) OF THE INVESTMENT COMPANY ACT
	)	OF 1940 GRANTING EXEMPTIONS FROM SECTIONS
1290 Avenue of the Americas	)	18(a) AND 61(a) OF THE 1940 ACT
Suite 914)
New York, NY 10104)
)
File No. 812-)
Investment Company Act of 1940)
)
)

Garrison Capital Inc., a Delaware corporation (the “Company”), Garrison Capital SBIC LP, a Delaware limited partnership (“Garrison SBIC”), Garrison Capital SBIC General Partner LLC, a Delaware limited liability company (“General Partner”), Garrison Capital SBIC Holdco Inc., a Delaware corporation (“Holdco”), and Garrison Capital Advisers LLC, a Delaware limited liability company (“Garrison Adviser”) (collectively, the “Applicants”), respectfully request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly-owned subsidiary of the Company that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).2

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

2 The Company currently owns a 99 percent limited partnership interest in Garrison SBIC, which has received a “green light” letter from the SBA and intends to submit an application to the SBA for an SBIC license, in the form of a limited partnership interest. The General Partner is the general partner of Garrison SBIC and is 99 percent owned directly by the Company. The General Partner owns one percent of Garrison SBIC in the form of a general partnership interest. The Company currently holds 100 percent of the shares of Holdco, which holds a one percent membership interest in the General Partner.

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I. STATEMENT OF FACTS AND BACKGROUND

A. The Company

The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.3  In addition, for tax purposes, GARS has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for the period beginning October 9, 2012 and intends to qualify annually thereafter. The Company is externally managed and advised by Garrison Adviser. The Company’s principal place of business is 1290 Avenue of the Americas, Suite 914, New York, New York 10104.

The Company’s predecessor, Garrison Capital LLC, was formed as a Delaware limited liability company in November 2010 and commenced operations on December 17, 2010. Garrison Capital LLC elected to be treated as a BDC in October 2012 through a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A and is subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended.

The Company’s objectives and strategies are to generate current income and capital appreciation by making investments generally in the range of $5 million to $25 million primarily in debt securities of U.S.-based middle-market companies, which the Company defines as those having annual earnings before interest, taxes and depreciation of between $5 million and $30 million. The Company’s goal is to generate attractive risk-adjusted returns by assembling a broad portfolio of investments. The Company invests primarily in (1) first lien senior secured loans, (2) second lien senior secured loans, (3) “one-stop” senior secured or “unitranche” loans, (4) subordinated or mezzanine loans, (5) unsecured consumer loans and (6) to a lesser extent, selected equity co-investments in middle-market companies.

B. Garrison Adviser

Garrison Adviser was organized as a limited liability company under the laws of the state of Delaware on November 29, 2010 and serves as the external investment adviser to the Company. Garrison Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Pursuant to an investment advisory agreement with the Company that satisfies the requirements of Sections 15(a) and (c), Garrison Adviser manages the assets of the Company. The investment professionals of Garrison Adviser are responsible for determining the composition of the Company’s portfolio, the nature and timing of the changes to the portfolio and the manner of implementing such changes; identifying, evaluating, and negotiating the structure of the investments that the Company makes (including performing due diligence on prospective portfolio companies); and closing, monitoring and administering the investments that the Company makes, including the exercise of any voting or consent rights.

C. Garrison SBIC

Garrison SBIC was organized as a limited partnership under the laws of the state of Delaware on May 29, 2014. Since Garrison SBIC’s formation, the General Partner has been the general partner of Garrison SBIC. Garrison SBIC does not intend to register under the 1940 Act as it expects to rely on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

Garrison SBIC will have the same investment objective and strategies as the Company, as summarized above.

As an SBIC, Garrison SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, Garrison SBIC will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

3 Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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D. The General Partner

The General Partner was organized as a limited liability company under the laws of the state of Delaware on May 29, 2014. The General Partner is the sole general partner of Garrison SBIC. The General Partner may serve as the general partner of future SBIC Subsidiaries. The investment and exit decisions and day-to-day investment activities of Garrison SBIC are managed by the four investment professionals of the General Partner, Joseph Tansey, Brian Chase, Mitch Drucker and Susan George, each of whom also serves on the investment committee of the Company. Any investment decision on the part of Garrison SBIC requires the unanimous approval of the General Partner’s investment committee. The General Partner will operate Garrison SBIC for the same investment purposes, and Garrison SBIC will invest in the same kinds of securities, as the Company.

E. Holdco

Holdco was organized as a corporation under the laws of the state of Delaware on May 29, 2014. Since Holdco’s formation, it has been a wholly-owned subsidiary of the Company. Holdco does not intend to register under the 1940 Act as it expects to rely on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

II. REQUESTED RELIEF

A. Sections 6(c) and 18

1. Section 6(c). Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. Garrison SBIC will be (and any other SBIC Subsidiary would be) regulated by the SBA and will operate under the SBA Act. There will be no difference in the SBA’s regulation of Garrison SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

B. Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Garrison SBIC and other SBIC Subsidiaries would be subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by Garrison SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by Garrison SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Garrison SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

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C. Requested Order

Solely for the purposes of the requested relief, the Company seeks to treat Garrison SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.4

III. CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested Order will be subject to the following condition:

1. The Company shall not issue or sell any senior security and the Company shall not cause or permit Garrison SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Garrison SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, Garrison SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of an SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Julian Weldon

Chief Compliance Officer and Secretary

Garrison Capital Inc.

1290 Avenue of the Americas, Suite 914

New York, NY 10104

(212) 372-9590

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

4 See, e.g., In the Matter of OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct. 30, 2013) (notice) and 30812 (Nov. 26, 2013) (order);  In the Matter of Medley Capital Corporation, et al., Investment Company Release Act Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

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B. Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board of Directors on June 5, 2014 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the Act for an order granting exemptions from Sections 18(a) and 61(a) of the Act.  The Company’s Board of Directors also authorized the filing of this Application on behalf of Garrison SBIC, the General Partner and Holdco. Each person executing the Application on behalf of Garrison SBIC, the General Partner, Holdco and the Adviser says that he has duly executed the Application for and on behalf of the Company, Garrison SBIC, the General Partner, Holdco or the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

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Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 6th day of June, 2014.

Garrison Capital Inc.

By:	/s/ Brian Chase
Name:	Brian Chase

Title:	Chief Financial Officer

GARRISON CAPITAL SBIC LP

By: Garrison Capital SBIC General Partner LLC

By:	/s/ Brian Chase
Name:	Brian Chase

Chief Operating Officer

GARRISON CAPITAL SBIC GENERAL PARTNER LLC

By:	/s/ Brian Chase
Name:	Brian Chase

Chief Operating Officer

Garrison Capital Advisers LLC

By: Garrison Capital Advisers MM LLC, its managing member

By:	/s/ Brian Chase
Name:	Brian Chase

Chief Financial Officer

GARRISON CAPITAL SBIC HOLDCO INC.

By:	/s/ Brian Chase
Name:	Brian Chase

Chief Financial Officer

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated June 6, 2014, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Brian Chase
Name: Brian Chase

Date: June 6, 2014

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EXHIBIT A

Resolutions of the Board of Directors of Garrison Capital Inc.

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission (the “SEC”) any applications for exemptive relief regarding a modified asset coverage ratio for any small business investment company (“SBIC”) subsidiaries, and any amendments deemed necessary or appropriate thereto, and any related documents, including requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole indirect member of Garrison SBIC GP LLC (the “General Partner”) and in its name and in the name of Garrison SBIC LP, to execute and cause to be filed with the SEC any applications for exemptive relief regarding a modified asset coverage ratio for any SBIC subsidiaries, and any amendments deemed necessary or appropriate thereto, and any related documents, including requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the General Partner as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole shareholder of Garrison Capital SBIC Holdco Inc. (“Holdco”) and in its name, to execute and cause to be filed with the SEC any applications for exemptive relief regarding a modified asset coverage ratio for any SBIC subsidiaries, and any amendments deemed necessary or appropriate thereto, and any related documents, including requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Holdco as are duly authorized.

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